Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2015

Results of operations – management discussion and analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2015 and 2014:

	2015		2014
	$ million	% of total	$ million	% of total
Time charter-fixed rate	39.7	26%	40.4	36%
Time charter-variable rate (profit-share)	22.5	15%	13.7	12%
Voyage charter-spot market	83.0	54%	47.9	43%
Voyage charter-contract of affreightment	6.0	4%	9.0	8%
Pool arrangement	2.8	1%	1.4	1%

Total voyage revenue	154.0	100%	112.4	100%

Voyage revenue earned for the six months ended June 30, 2015 and 2014:

	2015		2014
	$ million	% of total	$ million	% of total
Time charter-fixed rate	81.5	26%	80.5	34%
Time charter-variable rate (profit-share)	43.0	15%	27.7	11%
Voyage charter-spot market	162.5	54%	112.7	46%
Voyage charter-contract of affreightment	10.7	4%	18.3	8%
Pool arrangement	5.2	1%	3.5	1%

Total voyage revenue	302.9	100%	242.7	100%

Voyage revenue earned during the three months ended June 30, 2015 totaled $154.0 million, compared to $112.4 million earned in the three months ended June 30, 2014, a 37% increase. The increase was mostly due to the buoyant market for crude tankers spurred by increased demand due to low oil prices and helped by the limited increase in global fleet capacity. The product carrier market also showed signs of continued recovery due to low oil prices providing refineries with increased margins, while new refineries came on line in the Middle East and India. The two suezmax crude carriers acquired in mid-2014 also generated further revenue, while profit-share arrangements on certain time-charters provided $8.2 million.

During the second quarter of 2015, the Company operated on average 50.0 vessels compared to 48.2 vessels in the second quarter of 2014. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the second quarter of 2015 was 97.7%, down slightly from the second quarter of 2014, due to increased lost days arising from the dry-dockings of the product carriers Apollon, Ajax and Aris (completed in the second quarter) while the previous second quarter lost days related only to the dry-docking of the panamax World Harmony and the beginning of the dry-docking of the handysize Didimon. Both second quarters saw days lost due to the repositioning voyages of various other vessels. Operating days on pure time-charter without profit share fell by 253 days or 14.1% between the two second quarters, and the amount of revenue earned on such charters decreased only by 1.7% especially due to the VLCC Millenium which more than doubled its daily rate since the prior year second quarter, contributing by an additional $3.1 million. The number of days utilized in profit-share arrangements increased slightly in the second quarter of 2015 to 824 days in the second quarter of 2015, compared to 818 days in the second quarter of 2014, while revenue earned in profit sharing arrangements increased by 64.2% due to the improvement of the market and the profit share earned. The number of days in the second quarter of 2015 that vessels were employed on spot, contract of affreightment and pool voyages increased to 2,080 from 1,678 in the second quarter of 2014, a 24.0% increase as the Company sought to take advantage of the robust freight market, while revenue earned on those types of employment increased by 57.5% accordingly. This was due to the strong freight market for crude and product carriers in the second quarter with all categories of tankers not on time-charter showing increases over the equivalent quarter of 2014. The seasonal factors which usually affect the second quarter had only a modest impact on 2015 revenue.

During the six months ended June 30, 2015, voyage revenue increased to $302.9 million, an increase of $60.2 million, or 24.8%, compared to revenue achieved in the six months ended June 30, 2014. For the first six months of 2015, on average 50.0 vessels were operated compared to 48.1 in the first six months of 2014. Since the beginning of 2014 to June 30, 2015, the Company has taken delivery of the suezmax tankers Eurovision in June 2014 and Euro in July 2014. For the first six months of 2015, the utilization achieved was 98.5%, compared to 97.9% in the first six months of 2014. Apart from the lost days of the second quarter, the six month period of 2015 also includes lost days on the commencement of the dry-docking of Aris in the first quarter and repositioning voyages of certain other vessels.

The average daily revenue per vessel for the second quarter of 2015, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $26,720 per day compared to $17,163 per day for the previous year’s second quarter. Average daily TCE rate earned for the three and six month periods ended June 30, 2015 and 2014 were:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
LNG carrier	78,488	77,493	78,488	77,988
VLCC	52,671	20,212	44,252	20,212
Suezmax	33,629	16,037	32,548	20,758
DP2 Suezmax	45,472	45,472	45,472	45,472
Aframax	29,972	16,506	29,990	19,889
Panamax	15,336	13,644	14,612	13,533
Handymax	15,034	13,955	14,651	13,974
Handysize	18,300	10,578	18,765	13,190

TCE is calculated by taking voyage revenue less voyage expenses divided by the number of operating days. As from the first quarter of 2015 TCE rate commissions are included in voyage expenses in order to be consistent and comparable to other reporting entities within the peer group of tanker companies. Prior year’s second quarter and first six-month data has been adjusted accordingly.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and available days):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Voyage revenues	$154,020	$112,396	$302,887	$242,684

Less: Voyage Expenses	(35,248)	(38,766)	(69,798)	(77,774)

Time charter equivalent revenues	$118,772	$73,630	$233,089	$164,910

Divided by: net earnings (operating) days	4,445	4,290	8,912	8,522
Average TCE per vessel per day	$26,720	$17,163	$26,155	$19,351

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. As from the first quarter of 2015 commissions on revenue are included in voyage expenses, in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. They are borne by the Company for all types of charter.

Voyage expenses for the three months ended June 30, 2015 and 2014:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2015	2014		2015	2014
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	17.4	23.0	(24.3)%	8,759	14,503	(39.6)%
Port and other expenses	11.9	11.7	2.2%	5,987	7,343	(18.5)%
Commissions	5.9	4.1	44.2%	2,975	2,582	15.2%

Total	35.2	38.8	(9.1)%	17,721	24,428	(27.5)%

Voyage expenses for the six months ended June 30, 2015 and 2014:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2015	2014		2015	2014
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	35.6	46.5	(23.6)%	9,513	14,652	(35.1)%
Port and other expenses	22.4	22.2	1.5%	6,011	6,972	(13.8)%
Commissions	11.8	9.1	29.3%	3,148	2,864	9.9%

Total	69.8	77.8	(10.3)%	18,672	24,488	(23.8)%

The amount of voyage expenses is highly dependent on the voyage patterns followed and part of the change between quarters may usually be explained by changes in the total operating days the fleet operated on spot charter. Voyage expenses were $35.2 million during the quarter ended June 30, 2015, compared to $38.8 million during the prior year’s second quarter, a 9.1% decrease. The number of days that the vessels were employed on types of employment bearing voyage expenses (spot and contract of affreightment) in the second quarter of 2015 was 1,989 compared to 1,587 in the prior year’s second quarter, an increase of 25.3%. The decrease in bunkering expenses between the second quarter of 2015 and 2014 is mainly due to the decrease in average bunker prices paid by 40.3%, offset by an increase in the volume consumed by 22.9%. The volume of bunkers consumed has increased due to the higher number of vessels employed in spot voyages. Total port expenses paid during the second quarter of 2015 were approximately the same as in the second quarter of 2014. Average port expenses per vessel per day were 18.5% lower than in the second quarter of 2014, mainly because there was a 25% increase in days that vessels operated in the spot market. Voyage expenses were $69.8 million in the first six months of 2015, compared to $77.8 million in the first six months of 2014, a 10.3% decrease. For the six month periods, the days the vessels were operating in types of employment bearing voyage expenses increased to 3,738 days in the first six months of 2015 compared to 3,176 days in the prior year’s equivalent period, a 17.7% increase. The volume of the bunkers consumed was higher by 31.6% in the first half of 2015 than in the first half of 2014, offset by a decrease in the bunker prices paid between the corresponding six month periods by 41.0%. Port and other expenses increased slightly by 1.5% between the six month periods but decreased by 13.8% on a daily basis for the same reasons referred to above for the three month periods.

Commissions amounted to $5.9 million or 3.8% of voyage revenue during the second quarter of 2015 compared to $4.1 million or 3.6% of voyage revenue during the second quarter of 2014. For the six month period ended June 30, 2015, commissions amounted to $11.8 million or 3.9% of voyage revenue compared to $9.1 million or 3.7% of voyage revenue in the corresponding period of 2014. The overall increase between the respective six month periods was due to increased revenue, commission rates remaining at similar levels.

Vessel operating expenses

Operating expenses for the three months ended June 30, 2015 and 2014:

	Operating expenses			Average daily operating expenses per vessel
	2015	2014		2015	2014
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	20.7	20.9	(1.1)%	4,555	4,780	(4.7)%
Insurances	3.9	4.0	(1.5)%	856	902	(5.1)%
Repairs and maintenance, and spares	5.9	4.1	44.6%	1,301	934	39.3%
Stores	2.2	1.9	15.1%	477	431	10.7%
Lubricants	1.7	1.7	(4.8)%	371	405	(8.4)%
Other (quality and safety, taxes, registration fees, communications)	2.6	2.3	16.9%	585	519	12.7%
Foreign currency (gains)/losses	0.1	—	—	19	(2)	—

Total	37.1	34.9	6.4%	8,164	7,969	2.4%

Earnings capacity days				4,550	4,382

Operating expenses for the six months ended June 30, 2015 and 2014:

	Operating expenses			Average daily operating expenses per vessel
	2015	2014		2015	2014
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	41.2	42.9	(3.8)%	4,559	4,929	(7.5)%
Insurances	7.8	7.6	2.3%	860	875	(1.7)%
Repairs and maintenance, and spares	10.6	8.4	25.5%	1,167	967	20.7%
Stores	4.4	4.3	3.9%	491	492	(0.2)%
Lubricants	3.6	3.2	13.4%	401	367	9.3%
Other (quality and safety, taxes, registration fees, communications)	5.7	5.0	14.4%	629	572	10.0%
Foreign currency (gains)/losses	(0.2)	—	—	(27)	5	—

Total operating expenses	73.1	71.4	2.4%	8,080	8,207	(1.5)%

Earnings capacity days				9,050	8,702

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses such as quality and safety, tonnage tax, registration fees and communications costs. As from January 1, 2015 foreign currency gains or losses, previously shown as a separate line item in the statement of operations, are included in the operating expenses line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies.

Vessel operating expenses are borne by the Company for all vessels of the fleet during the second quarters and first six-months of 2015 and 2014. Total operating costs were $37.1 million during the quarter ended June 30, 2015 as compared to $34.9 million during the second quarter of 2014, an increase of 6.4%. Part of the increase is explained by the increase in fleet available days by 3.8% due to the addition of the new suezmaxes Euro and Eurovision in mid-2014. As a percentage of voyage revenues, vessel operating expenses were 24.1% in the second quarter of 2015 and 31.1% in the second quarter of 2014. In the six month periods, operating expenses as a percentage of voyage revenues were 24.1% in the first six months of 2015 and 29.4% in the first six months of 2014. For both respective periods, the fall in percentage of operating expenses to revenue is reflective of the fact that the growth in revenues significantly surpassed any increase in operating expenses.

Average operating expenses per ship per day for those vessels in the fleet incurring operating expenses increased to $8,164 for the quarter ended June 30, 2015 from $7,969 in the second quarter of 2014, an increase of $195 per day, or 2.4%.

The increase in vessel daily operating expenses in the second quarter is partly due to higher repairs, maintenance and spares mainly because of increased expenditure on repairs and engine spare parts during dry-dockings, contributing $367 on average to daily operating expenses as two vessels were in dry-dock in the second quarter of 2015, while just one vessel performed dry-docking in the second quarter of 2014. However, most of these increases were offset by the impact of the weakening of the Euro against the US Dollar by 19.3% since the second quarter of 2014, which in particular positively affected crew costs as most of our officers are paid in Euro, daily average crew costs falling by $225. The addition of the two suezmaxes increased the average daily operating expenses per vessel as the operating expenses for such large vessels is proportionally greater than for smaller categories of tankers. Other operating expenses also increased by $66 daily compared to the second quarter of 2014, mostly due to higher vessel tonnage taxes.

For the six month periods, there was a decrease in average operating expenses per vessel to $8,080 from $8,207, a reduction of $127 daily, or 1.5%. For the six-month period of 2015, the appreciation of the US Dollar by 18.54% against the Euro since the first six months of 2014 again impacted crew and other costs in the first half-year of 2015, offset by increased expenditure on spares arising from dry-dockings and the impact of the two suezmaxes.

Depreciation and Amortization of deferred charges

As from January 1, 2015 depreciation and amortization of deferred dry-docking costs are combined in one line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. Prior year comparable figures have been amended accordingly. Depreciation and amortization charges totaled $27.2 million in the second quarter of 2015 compared to $25.3 million in the second quarter of 2014, a 7.3% increase. Depreciation amounted to $25.0 million in the second quarter of 2015 and $23.9 million in the second quarter of 2014, the increase being mainly due to the addition of the two suezmax tankers Euro and Eurovision in mid-2014. For the first six months of 2015, depreciation was $49.7 million compared to $47.5 million in the first six months of 2014, a 4.5% increase, primarily due to the addition of the two suezmax tankers mentioned above. Amortization of deferred dry-docking charges was $2.2 million during the second quarter of 2015, compared to $1.4 million during the second quarter of 2014. For the six month period ended June 30, 2015 and 2014, amortization of deferred charges was $3.6 million and $2.6 million, respectively. The increase in both the three and six month periods is partly due to the extra vessel dry-docked in the second quarter of 2015 compared to the equivalent quarter of 2014, but primarily due to the immediate write-off of $0.8 million of deferred charges relating to the product carrier Delphi which was accounted for as held for sale at June 30, 2015 and sold in mid-July 2015.

Impairment

In the first half of 2015, vessel values had improved over values determined in prior periods. Thirty-six of our vessels had carrying values in excess of market values. However, the Company’s impairment tests did not indicate that an impairment charge was required for any vessel of the fleet at June 30, 2015. No impairment charge was required as at December 31, 2014.

General and administrative expenses

As from January 1, 2015, Management fees, administrative expenses, and Management incentive award are combined in one line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies.

Management fees totaled $4.2 million during the quarter ended June 30, 2015, compared to $4.0 million for the quarter ended June 30, 2014, a 3.8% increase. For the six months ended June 30, 2015, management fees were $8.4 million compared to $8.1 million in the first half of 2014, a 3.9% increase. In both periods the increase is due to the addition of the shuttle tankers Euro and Eurovision in mid-2014.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. There has been no increase in management fees payable to the management company in 2014 and 2015 to date.

In the first half of 2015, all the vessels in the fleet have been managed by TCM, apart from the LNG carrier Neo Energy, the VLCC Millennium and the suezmax Eurochampion 2004 which have been managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for Neo Energy are $35,833, of which $10,000 are payable to the management company and $25,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month. Management fees for Millennium are $27,500 per month, of which $13,667 are payable to a third-party manager. Management fees for Eurochampion 2004 are $27,500 per month, of which $12,000 are payable to a third party manager. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Such expenses were $1.1 million and $0.9 million during the quarters ended June 30, 2015 and 2014, respectively, the increase being due to higher professional fees and directors and officers insurance premiums. For the six months ended June 30, 2015 and 2014, general and administrative expenses were $2.3 million in both six month periods.

Following the 2014 restoration of profitability, the Board of Directors decided to reward the management company with an award of $1.1 million based on various criteria included in a new management incentive award program, approved by the Board of Directors in May 2015, which is included in General and administrative expenses in the statement of operations for first quarter of 2015 and for the first six months of 2015. There was no incentive award based on profitability accounted for within the second quarter of 2015 or in the first half of 2014.

General and administrative expenses plus the management fees and any incentive award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,165 for the second quarter of 2015, compared to $1,121 in the second quarter of 2014. The increase is due to increased management fees. For the respective six month periods, the daily overhead per vessel was $1,310 and $1,188 respectively as both management fees and administrative expenses increased, and there was the incentive award accounted for in the first quarter, 2015.

Operating income

Income from vessel operations was $49.2 million during the second quarter of 2015, compared to $8.5 million during the second quarter of 2014. During the first half of 2015, income from vessel operations was $94.9 million, compared to $33.0 million during the first half of 2014, representing an increase of 187.7%.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$ million	$ million	$ million	$ million
Interest on loans	7.2	8.2	14.3	16.6
Interest rate swaps cash settlements	1.6	1.5	2.1	3.2

Total interest	8.8	9.7	16.4	19.8
Less: Interest capitalized	(0.7)	(0.7)	(1.3)	(1.2)

Interest expense, net	8.1	9.0	15.1	18.6
Change in fair value of interest rate swaps	(1.0)	(0.7)	(0.8)	(1.4)
Bunker hedging instruments cash settlements	1.6	0	4.6	0
Change in fair value of bunker hedging instruments	(1.5)	0	(4.3)	0
Other finance costs	0.7	0.3	1.8	0.9

Net total	7.9	8.6	16.4	18.1

Interest and finance costs were $7.9 million for the second quarter of 2015, compared to $8.6 million for the quarter ended June 30, 2014, a 7.4% reduction. Loan interest in the second quarter 2015 (excluding the impact of interest rate swaps) fell 13.2% to $7.2 million from $8.2 million in the second quarter of 2014. The average balance of outstanding debt was approximately $1,409 million for the second quarter of 2015 compared to $1,341 million for the previous year’s second quarter. However, the average loan interest rate fell to 2.0% during the second quarter of 2015 from 2.4% in the second quarter of 2014, mainly due to the restoration of lower interest rate margins to levels in place prior to the imposition of higher margins during the period that covenant waivers were in place until June 30, 2014.

Interest paid on hedging and non-hedging interest rate swaps amounted to $1.6 million in the second quarter of 2015 compared to $1.5 million in the second quarter of 2014. As a result, the average all-in loan finance cost in the second quarter of 2015, taking account of net swap interest paid on hedging and non-hedging interest rate swaps, was 2.6% compared to 2.9% in the previous year’s second quarter.

For the six months ended June 30, 2015, interest and finance costs were $16.4 million compared to $18.1 million for the six months ended June 30, 2014, a 10.2% decrease. Loan interest decreased to $14.3 million in the six months ended June 30, 2015 from $16.6 million in the six months ended June 30, 2014 despite an increase of the average loan balances from $1,354 million to $1,409 million. Interest rates on loans averaged 2.0% in the six months to June 30, 2015, while in the first half-year of 2014 they averaged 2.4%, the fall being due to lower interest rates, as explained above. Interest paid on hedging and non-hedging swaps decreased to $2.1 million in the six months ended June 30, 2015 from $3.2 million in the prior year first six months due to the expiry of one interest rate swap since in the first quarter of 2014.

There was a non-cash positive net movement of $1.0 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the second quarter of 2015, compared to a positive movement of $0.7 million in the second quarter of 2014. In the six months ended June 30, 2015, there was a positive movement of $0.8 million compared to a positive movement of $1.4 million for the first six months of 2014.

There was a cash settlement of $1.6 million on non-hedging bunker swaps in the second quarter of 2015, offset by a positive change of $1.5 million on the fair market value of the same bunker swaps. Those swaps had insignificant cash receipts and movement in valuations in the second quarter of 2014. For the first six months of 2015, total cash paid on the bunker hedges totaled $4.6 million and positive movements on bunker swaps totaled $4.3 million, while in the first six months of 2014, there were insignificant movements in receipts and valuation movements.

Other finance costs include amortization of loan fees, which amounted to $0.3 million in both the first quarter of 2015 and the first quarter of 2014. For both the respective six-month periods, an amount of $0.6 million of loan expenses was amortized. In the second quarter of 2015 other finance costs include a charge of $0.4 million relating to finance project costs which were expensed as they would have to be repeated if the project to which they relate actually occurs. In the six-month period of 2015, such costs amounted to $1.3 million. There were no such costs in the first half of 2014.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest was $0.7 million in both the second quarter of 2015 and 2014. For the first six months of 2015 and 2014, capitalized interest was $1.3 million and $1.2 million, respectively.

Interest income

Total income derived from bank deposits was $0.1 million during both the second quarter of 2015 and 2014. For the six month periods ended June 30, 2015 and 2014, $0.1 million and $0.1 million were earned respectively.

Net income attributable to the non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Income attributable to the non-controlling interest in both the second quarters of 2015 and 2014 amounted to less than $0.1 million. Similarly, for the six months ended June 30, 2015 and 2014, the net loss attributable to the non-controlling interest was under $0.1 million in both periods.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for the quarter ended June 30, 2015 was $41.3 million, or $0.45 earnings per share, taking into account cumulative preferred dividends of $3.4 million, versus net income of $0.2 million, or $0.02 loss per share, taking into account cumulative preferred dividends of $2.1 million for the quarter ended June 30, 2014. The net income attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2015 was $78.6 million, or $0.86 earnings per share, taking into account the effect of cumulative dividends of $5.5 million on our preferred stock, versus $14.8 million net income, or $0.14 earnings per share, taking into account the effect of cumulative preferred dividends of $4.2 million for the six months ended June 30, 2014.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in 2015 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2015, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through June 30, 2016, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) at June 30, 2015 amounted to $25.9 million positive, compared to a negative of $49.8 million at December 31, 2014. The difference includes primarily an increase in cash, and the inclusion of vessels held for sale in current assets, offset by the inclusion of the debt relating to vessels held for sale included in current liabilities. Non-restricted cash balances at June 30, 2015 were $278.9 million compared to $202.1 million at December 31, 2014.

Net cash provided by operating activities was $42.1 million in the quarter ended June 30, 2015, compared to $8.1 million in the previous year’s second quarter. For the six month respective periods, net cash from operating activities was $97.5 million in 2015, compared to $26.9 million in the first six months of 2014. The increase in both periods was due to the significant increase in revenue arising from the strong freight market as discussed further above.

The increase in the amount of receivables due from charterers in the quarter ended June 30, 2015 amounted to $20.7 million, which is due to the increase in revenue and effectively means that this amount of revenue was not collected within the period and therefore appears as a deduction from net income in the cash flow statement. This increase is also related to the increase in spot voyages, as when a vessel is employed on the spot voyage, freight is collected upon the completion of the voyage. In the previous year second quarter there was no increase in receivables.

Expenditure incurred for dry-dockings and special survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the second quarter of 2015, an amount of $2.0 million was paid on the dry-dockings of

Apollon and Ajax, while payments totaling $0.8 million was paid on the dry-docking of World Harmony in the second quarter of 2014. For the six month periods, $2.9 million was paid in 2015 compared to $2.2 million in the previous year’s first six months.

Net cash used in investing activities was $32.8 million for the quarter ended June 30, 2015, and $63.2 million for the quarter ended June 30, 2014. In the second quarter of 2015, $32.0 million was paid relating to the newbuilding program and a further $0.8 million for additions and improvements to existing vessels. In the second quarter of 2014, net funds for the acquisition of the suezmax Eurovision amounted to $61.5 million and $0.4 million were paid for additions and improvements to existing vessels. In total, additions to existing vessels and improvements amounted to $1.8 million in the first six months of 2015 and $0.8 million in the first six months of 2014.

There was one LNG carrier, nine aframaxes, one DP2 suezmax shuttle tanker and two LR1 product carriers under construction as at June 30, 2015. The total contracted amount plus the extra costs agreed for the thirteen vessels is $886.7 million and, until June 30, 2015, we had made progress payments of $245.3 million (including $127.5 million which was financed by bank loans). The scheduled remaining yard installments are $49.5 million in the remainder of 2015, of which $14.9 million in total were paid between July and September 8, 2015. Scheduled installments for 2016 are $377.7 million and for 2017 $214.2 million. Pre- and post- delivery financing has been arranged for the nine aframaxes, the two LR1 product carriers and the shuttle tanker. Up to June 30, 2015, $75.3 million have been drawn down and paid to the yards. The Company has also drawn down $52.2 million for the pre-delivery financing of the LNG carrier and is in discussions with banks for its post-delivery financing. The LNG carrier is expected to be delivered in the first quarter of 2016, the aframaxes are expected to be delivered at various dates between the second quarter of 2016 and the third quarter of 2017, the LR1 panamax tankers in the third quarter of 2016 and the suezmax DP2 shuttle tanker in the first quarter of 2017.

Net cash provided by financing activities was $69.8 million in the quarter ended June 30, 2015, compared to $88.5 million during the quarter ended June 30, 2014. Net cash provided by financing activities was $56.0 million in the six months ended June 30, 2015, compared to $151.4 million during the six months ended June 30, 2014. In the second quarter of 2015, $29.0 million of new debt was drawn down for the pre-delivery financing of one aframax tanker ($5.1 million), two LR1 product carriers ($14.1 million) and the shuttle tanker ($9.8 million) under construction, while in the second quarter of 2014, $42.0 million of new debt was drawn down for the acquisition of the suezmax tanker Eurovision. Payments of long term debt amounted to $33.9 million for both the second quarters of 2015 and 2014.

In the second quarter of 2015 the company completed an offering of 3,400,000 of its 8.75% Series D perpetual preferred shares, raising $81.8 million, net of underwriting commissions and related expenses.

Total debt outstanding decreased from $1,409 million at the beginning of the second quarter of 2015 to $1,404 million at the end of the quarter. The debt to capital (equity plus debt) ratio was 51.5% at June 30, 2015 (or 45.8% on a net of cash basis). No new interest rate swaps have been arranged in the second quarter of 2015. Interest rate swap coverage on outstanding loans, including fixed interest loan coverage, at June 30, 2015 was approximately 23.8%.

Quarterly dividends of $0.06 per common share were paid on February 19, 2015 and on May 28, 2015 amounting to $10.2 million in total. On May 22, 2015, the Company declared a $0.06 per common share dividend payable on September 10, 2015 to common shareholders of record on September 3, 2015. On July 31, 2015 the Company declared another dividend of $0.06 per common share payable on December 15, 2015 to common shareholders of record on December 9, 2015. The dividend policy of the Company is to pay dividends on a quarterly basis. The payment and the amount of dividends are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

On January 30, 2015 and April 30, 2015 the Company paid dividends of $0.50 per share each or $2.0 million in total, on its 8.00% Series B Preferred Shares. On January 29, 2015 and April 29, 2015 the Company paid dividends of $0.5547 per share each or $2.2 million in total, on its 8.875% Series C Preferred Shares. During the six month period ended June 30, 2014, the Company paid two dividends of $0.50 per share each or $2.0 million in total, on its 8% Series B Preferred Shares and two dividends, the first of $0.73958 per share or $1.5 million in total and the second dividend of $0.55469 per share or $1.1 million in total, on its 8.875% Series C Preferred Shares.

On July 9, 2015 it was announced that the Board of Directors declared a regular quarterly dividend of $0.50 per share for the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, which was paid on July 30, 2015. On the same date it was announced that the Board of Directors declared a quarterly dividend of $0.55469 per share for the 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares, which was paid on July 30, 2015. Each dividend is for the period from April 30, 2014 through July 29, 2014.

On August 13, 2015, it was announced that the Board of Directors had declared the first dividend of $0.72309 per share on the Company’s 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, which was paid on August 28, 2015. Preferred share dividends on the Series D Preferred Shares are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by the Company’s board of directors.

The Company is currently in full compliance with all the original financial covenants contained within its loan agreements with the exception of one loan, where the value-to-loan ratio is not in compliance, with a minor shortfall. However, it is expected that this will be remediated with a scheduled repayment in February 2016, assuming a modest increase in the vessel valuation.